Filed by Crestwood Midstream Partners LP

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

While every effort has been made to make sure the below is an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

CRESTWOOD PARTNERS

Moderator: Robert Phillips

May 6, 2013

11:00 a.m. EST

Operator:	Ladies and gentlemen, thank you for standing by and welcome to the Crestwood Partners employee forum. All lines have been placed on mute to prevent any background noise.

I will now turn the call over to Robert Phillips, president and chief executive officer. Please go ahead, sir.

Robert Phillips:	Thank you and good morning, everybody. Hope that everybody that could has joined the call.

I caution those plant and compression operators out there, keep your eyes on the switch while you’re listening on those cell phones. We’ve got to continue to do a great job of running our business very safely while we work our way through this pending merger. So, glad everybody could have a chance.

If some of your colleagues did not have a chance to join in – if they were off or working in a situation where they couldn’t conveniently get to a phone, then please let them know that there will be a taped replay of this. Certainly we’re going to be moving around the company and communicating directly with all the employees over the next several weeks as we get a chance to do that.

This morning, we did announce early to the market and then subsequently through an e-mail to each of you, a transaction with Inergy that is transformational for Crestwood, and I’m going to spend a little bit of time talking about that and then I’ll ask some of our senior executives to comment on the transaction as well.

We always, in a situation like this, try to communicate to as many different constituents as possible because we’re a public company. The first and foremost obligation is to let the market know; we had a very long investor call starting at 7:30 central before the market opened on the east coast and that, so far, has gone very well. The reaction of investors, analysts, producers, customers, vendors has all been extremely positive and we’ve received a lot of reaction so far. So in this day and age where everything is communicated quickly, it doesn’t take long for news like this to spread.

The other good thing is there’s no other competing news in the market today. We really are the story in the natural gas industry, particularly in the midstream industry. So, the story is moving around the industry. It’s getting some legs right now and it seems to be very, very well received. I haven’t seen it lately, but the stocks of all three companies are trading up pretty substantially. I think we were up about 3.5 percent earlier.

Male:	I think we’re trading about (inaudible).

Robert Phillips:	Good, good. So, market reaction to the announcement is good.

Now, to you, my colleagues in this company, those of you that started with us less than three years ago from scratch to build this company, let me first say that I am deeply indebted to each of you for the hard work that you’ve done over the past almost three years to build Crestwood to the point that we could even contemplate making a large transformational transaction like this, which will allow us to take this company to the next level.

For those of you that have come onboard since the original Quicksilver transaction, each of you played a very important part in our process, our transformation from a little bitty Barnett shale company to a North American shale-based company with a very large reputation for being aggressive and being successful. And this transaction is very fitting with not only our reputation but what we’ve accomplished together over the past two-and-a-half to three years.

This merger is a natural next step for Crestwood, for our management team, for our employees. It is the opportunity that all small companies look for as they set their sights on being a large, significant player in any industry; the timing could not be more perfect for us, and I’ll dig into some detail on that as we go forward.

Let me introduce Inergy to you first, so that you’ll understand and appreciate the same way that I do and the board does and the rest of the senior executive team does, how important this combination is. It’s a natural fit in every sense of the word.

They are a slightly larger midstream company with a long history in the business. They started out 20 years ago as a propane company and for many years built and consolidated the propane industry around the United States through hundreds of acquisitions. They were very successful at that.

Propane businesses historically have a hard time being a master limited partnership because in an MLP format, you have to consistently distribute earnings to your investors and the propane business tends to be very cyclical and largely dependent upon weather, unfortunately.

And so, John Sherman, my counterpart at Inergy, decided several years ago that he wanted to transform the company. He sold his propane business, he took the proceeds and he began to reinvest those in a number of different, very strategic midstream assets in businesses around the country like us, focusing entirely on the shale plays.

He bought over the few years strategically located natural gas storage and some transportation lines up in the northeast that serve the most important northeast customers, like Consolidated Edison and PSE&G and New Jersey Natural and Elizabethtown, Keyspan. Those are all the major utilities up in the northeast, and they depend upon Inergy’s northeast natural gas storage and pipeline systems for operational support to support their loads and their customer needs both in the summertime for power generation, as well as the traditional wintertime.

Later on, they expanded their storage business by acquiring a very strategically located, but not yet mature, storage facility down here in Texas called Tres Palacios. It’s a big facility, it has a lot of room for growth. Unfortunately, the market for storage in the south has been commoditized over the last several years and that largely has to do with the oversupply of natural gas.

But as Heath and I have viewed that business, we think Tres Palacios has a lot of optionality. It’s very well-located for the Eagle Ford play, it’s also very well-located in the event that Freeport LNG gets an export facility someday, then Tres Palacios would be the primary storage facility supporting export of natural gas out of the southern Gulf Coast area. That’s exciting.

The other business that Inergy bought that’s very important and exciting for us is the crude oil rail business in the center of Bakken. There have been a lot of rail terminals constructed in the Bakken, along with some pipeline systems to try to get all the Bakken crude out of there and into the market. And no rail terminal is better situated than the COLT Hub, or the Rangeland terminal.

They acquired that last year, it’s an asset that we looked at. We didn’t feel we could be competitive because we were just coming off of a very difficult time trying to buy the Kinder El Paso pipelines that were being divested. And so, it really caught us at the wrong time.

It was an interesting asset for us last year, and it’s a great asset now. They’re going through a growth spurt there as more Bakken production – crude oil production has been – has come on stream. The COLT Hub terminal is going through an expansion process and we’re excited about that.

But the most important business that Inergy owns is their national natural gas liquid supply and logistics business. They own NGL trucks, where they truck propane and butane around the country from the supply area – like processing plants and refineries – to the market area – like petro chemicals. They own some railcars, which are very hard to come by in this business, and they own them at a very good price to rail NGLs as well as crude oil.

But more importantly, in Kansas City they have a very experienced veteran NGL supply and wholesale trading operation. That business was originally created to support the large propane business but after the propane retail business was sold, Inergy kept the NGL business and it owns, among other things, terminals in different parts of the country, a significant NGL business out on the west coast, which includes a processing plant, fractionator and (isomerization), which splits butanes and creates high value butane for sale to the petro chemical market.

So, how does that business fit with our business? Well, as I said in the press release and as I also said in the employee letter, our scope has really been just gathering and processing. And there’s so much more that happens to hydrocarbons once they leave the processing plant and there are so many more services that can be provided, so many more margin opportunities and there’s so much additional value out there that we didn’t feel like we were achieving all of the value proposition when we made gathering and processing investments.

So as a result, we looked around for how we could extend Crestwood’s reach down the value chain, not only to diversify, to get us in other businesses so we weren’t dependent entirely upon the drilling programs of our producers, but also to add value to our customers, to capture value as both gas and gas liquids and crude move down the value chain. And this merger absolutely does that for us. It is a real combination of our supply capability and their market demand capability.

And that is the lead story and the essence of the merger from a business standpoint.

So, we’re not only getting great diversification out of this and in fact, one of the very compelling aspects of it on a combined basis, about a third of our business will be gathering and processing, about a third of our business will be storage and transportation, and about a third of our business will be natural gas liquids.

And that is a very diverse portfolio and very unique within our peer group. We will be the third or fourth largest now as opposed to the tenth or twelfth smallest. We’re going to vault up the chain both in size, as well as capability to offer services to customers. The entity, once we’ve completed the merger, will be a combined $7.5 billion entity and it will have substantial financial firepower, Darrell, to do the kind of things that we talked about months ago when you were thinking about coming here from Williams, but you wondered whether we had the financial capability to execute on the plans.

And now we have that – we will have that financial capability to do anything that our eyes are big enough to go out there and compete for.

So, size and scale diversification are important things that investors look for. Value chain services and being more competitive are the things that our customers will look for. So what’s in it for the employees?

Well, very simply, this is – and I’ve been through a lot of mergers in my life, I could list them for you, but you don’t want to hear them, millions of dollars of mergers that I’ve been at the forefront and for most of those mergers, led the integration process. So this is an easy one for me.

The integration here is the old classic two plus two equals five. There is no overlap and I know I’m not good at math, but this is a two plus two equals five. There’s no overlap from a business standpoint, there’s no overlap from an asset standpoint, there’s no overlap from an organizational standpoint or a personnel standpoint.

And so, this should be an exciting time with little anxiety for all of our employees because each of our strategies and each of our operations fit very nicely with everything that they’re doing at Inergy.

The good news is I will continue to be the chairman, president and CEO of the combined company. I’m excited about that. It’s what I’ve been striving for – it’s what (Joanne) and I have been striving for, for the last three years when we decided do this one more time. And when I told the Quicksilver board members that our goal was five and five – we wanted to be $5 billion in five years – I didn’t realize we’d actually be $7.5 in three.

So, we’ve exceeded our initial goals and now it’s time for us to set new goals. And those goals will be consistent with what we have always wanted to do and that is build a great midstream company. And I’ve told all you guys, it takes 10 years to do that and we’re just three years into the deal and we now have a real leg up on the platform with the combination with Inergy.

So we’ve got at least seven more years to be able to say we have really built a great midstream company from scratch. And so that will be an exciting reward for all of us.

I guess that covers the things that I don’t know – think about what I – what else I wanted to say that I didn’t. I would like to turn it over to Joel and to Heath and to (Doc) so that they can give you their perspective on this transaction and how we think that it fits their individual business units. Each of them are going to have a substantial role to play in this new company, along with some of the senior executives from the other group, which I’ve had a chance to personally get to know well.

And as I said on the investor call, they’re just like us, they share a real passion for building a great company, operating assets safely and providing strong customer service. So the cultures are very similar and I think the management teams are going to be very compatible.

So, Joel, let me turn it over to you for a couple of minutes of your perspective on the deal.

Joel Moxley:	All right. Thanks, Bob.

Yes, we very excited about this transaction. We’ve certainly come a long way in a little over two and a half years at Crestwood. Starting out with a handful of folks and making an acquisition in the Barnett shale. It’s been a very exciting ride and I hope all of you feel the same way.

This transaction certainly does extend this downstream from the value chain that we had before, just gathering and processing. Being in the crude oil business gives us a whole other opportunity set. NGL marketing, as Bob mentioned, is a huge opportunity to open up opportunities for us downstream. We really didn’t have that ability today and having this very experienced team that comes from Inergy and the Kansas City area is great to do that.

The NGL business also has NGL storage up in the Marcellus, which will be a more and more valuable thing as that area continues to grow in natural gas liquids production. They’ve got to have a place to go with them – with those NGLs and having an entry into that should give us a lot more opportunities in the future.

We can now extend the services we provide to our customers further down the value chain. I think that gives us a bigger calling card with them and as well as our new set of customers contacts that they have to leverage and open up doors. We think we’re very excited to be in that.

As Bob mentioned, there is no significant operational overlap but we have a lot of geographical opportunities that we aren’t in today. We get into the Bakken shale, we get into Eagle Ford in a way and there’s a whole host of opportunities opening up in California as they talk about there’s some shale going on out there. So, we have a lot of opportunities that we didn’t have here before.

The employee count at Inergy is roughly 650 people and we’re roughly 190 and growing soon to 200, so, just to give you a sense of scale of employee headcount. It’s not hard to see us being over a thousand employees in the near future with the two combined companies.

Now, I think our reputation for integrity of operations and safety certainly helped us be an attractive partner for Inergy. We need to continue to focus on that. I think that’s something that we bring to the table. They certainly have the same reputation but we didn’t have any cultural issues with that.

So, we need to focus on running our existing businesses as efficiently and safely as possible in this interim period. We have a lot of things going on, we need to continue to keep our nose down and work on that and we’ll let the integration work out over the next few months.

So ending my little talk here is, you know, just hang on. We’ve done a lot in two and a half years, we’re not stopping yet, so we have a long way to go here.

So, I appreciate everybody on the phone’s hard work to date and we look forward to working with you over the next few months as we integrate Inergy and Crestwood. With that, I’ll turn it over to Heath.

Heath Deneke:	Thanks, Joel.

I guess I wanted to start off with, you know, being the new guy here – I think I’ve been here nine months now – really want to congratulate the founding employees of Crestwood. It’s amazing to look over the past three years at what you guys have been able to do and put us in a position to where we were very attractive to a company like Inergy.

They viewed our gathering and processing assets, our development capabilities, the safe, reliable operations as a platform that fit very nicely with them and I can tell you without the aggressive and hard work of this combined team, we wouldn’t be in the position to be sitting here today with what’s going to be a $7.5 billion combined company.

So, hats off to you guys. I can’t tell you how impressive it is to them.

I also want to just tell you from my perspective, this is a kind of a business development guys dream. I mean, if you think about the things this transaction is going to do for us, it’s just mind boggling and amazing.

You know, we share a lot of customer relationships, as Joel pointed out. You know, our service is a, you know, end of day, roughly at the tailgate of the plant. This is really going to give us the opportunity to sit down with our customers and say, look, you know, not only do we want to take your gas and wellhead to the processor and process your gas, we’ll now have the capability to take your liquids, both crude and NGLs, further downstream into market.

And I think that’s something frankly that we just haven’t had the ability to do ourselves. And so, instantaneously I think all of our, combined offerings, our opportunity sets to the combined organization, are going to make us that much more formidable of a competitor against guys like enterprise and (ETP) that have that combined capability.

So from my standpoint, terribly excited about it and, you know, I think not only will the services and employees complement each other very well, but I think the combined cost of capital is going to make us that much more competitive to compete with the big guys both in terms of greenfield development, as well as future acquisition opportunities.

So with that, I’ll turn it over to the money guy.

Doc:	So, that’s a great segue. So, you know, this transaction is really exciting and it takes a lot to get me excited.

Robert Phillips:	Kansas City at the first management presentation.

Doc:	So like Bob, Joel and Heath alluded to, is that the size of the company does a lot for us from a financial standpoint.

It gives us the capability to finance those things that Heath is going to be pursuing, all the growth opportunities that Joel’s pursuing in the operations area. And like we described in the call this morning, it really improves our credit capability as well.

We’re anticipating that the credit standing of the new combined company will allow us a lot of flexibility and lower that cost of capital that we currently have in pursuing our growth opportunities and potential other opportunities that we’re working on out there. So from a financial standpoint, it’s very exciting.

From a combining new organization standpoint, it’s actually really exciting as well because if you look at the companies like Bob described, our cultures are very similar. When we talked to the employees over there, they had the exact same mindset that we had. When you looked at their presentation versus our presentation, it was almost like we could have exchanged different people from the management team and presented each other’s slide decks. So, it was great.

The focus on operations, the focus on growth potential, the focus on getting our jobs done on a day-to-day basis and making sure that we don’t get distracted based on that, both of our cultures have been ingrained in us. And so I think that it’s going to be pretty seamless bringing their employees on with our employees and combining the organizations.

That being said, you know, we’ve got a lot of challenges ahead of us. Combining two large organizations that are in different cities is a task and from a finance, accounting, I.T. and H.R. standpoint, combining the administrative functions is something that’s going to be a big challenge to us.

But, I wanted to stress that over the past few years we’ve done a lot to streamline our processes. We’ve done a lot to make our things that we do on a day-to-day basis compatible with other companies. And so, I’m hoping that we can capitalize on a lot of the things that we’ve done over the past few years from the standardization standpoint, from a process standpoint, that will make that integration go a whole lot, very smoothly.

But I also wanted to stress that during the integration we need to focus on our day-to-day responsibilities, not only from an operations standpoint but from an administrative standpoint as well. We’ve created a great track history of executing on the things that we’re supposed to execute on without any sort of issues or control issues. And so, it’s very important for us to keep our nose to the grindstone and keep functioning the way we’ve been functioning.

And that’s what we stressed in the employee communication that came out this morning, is at least for the next several months, it’s business as usual but we just need to keep going.

But, very excited about the transaction.

Robert Phillips:	Great. Thanks, Doc.

I’ll close with three points that will be important to all of you. Number one, logistics. We have not decided on what the name of the new entity is going to be and we won’t decide on that until we get much closer to the merger.

We have absolutely decided – and we have announced publicly and I’ll state clearly here – that we intend to keep our executive office in Houston. I’m not moving to Kansas City. While the barbeque may be great, the fishing’s lousy. So, I’m not moving from Houston, that’s for sure.

We are absolutely keeping our office in Fort Worth, not intending to downsize anything there. And we’re absolutely keeping the office in Kansas City and, again, not intending to downsize anything here. I have committed to John Sherman and we have stated publicly that we intend to continue to be a large part of the communities that we operate in, we expect to continue to be charitable in those communities.

And so this transaction should not only not impact that, but further enhance our ability to be a good corporate partner in the communities that we operate in. We have a legacy in Fort Worth, they have a legacy in Kansas City. We don’t intend to negatively impact that.

In this day and age with the communication capability and the mobility that we all have, it is easy to run a big national North American company with multiple administrative centers and it’s done all the time. Absolutely done all the time.

And so I want everybody to just put that notion to bed that there’s anything that’s going to happen there, because there’s not. So that’s the first point.

The second point is timing. There are two large steps to this transaction. The first one is essentially the consolidation of the general partner interest and that’s going to take place over the next 45 days. There are no financing conditions and there’s no regulatory approval required. So it’s simply a process of getting through the administrative steps that have to occur between now and roughly 45 days – 30 to 45 days from now before we will consolidate the two general partner interests.

It’s a fairly complicated and if you’re interested, you can read about that in the materials we’ve already disclosed and it will be much more fully detailed and discussed in the registration statement, the form S-4 that we’re going to be filing within the next few weeks, and the proxy materials. That’s step one and that is going to close and it’s all cross-conditioned on only one thing and that is the dropdown of the units from NRGY – of the NRGM units to the NRGY unit holders.

That’s outside of our control, it’s very much in the control of Inergy and they expect to get that done expeditiously.

So once we close the GP combination, then the next step is to get unit holder approval of Crestwood Midstream Partners unit holders only – so, we only have one vote, not two. They don’t have to vote for this, it’s already approved by their boards. All these transactions were approved by our boards as well.

But under SEC rules, we do have to seek unit holder vote. We simply need a simple majority – 50.1 percent. And we, Crestwood management and First Reserve, own 43 percent of the outstanding units and we’re voting our shares in favor of it. So, I won’t draw any other conclusions to that. All of these communications are subject to being disclosed to the SEC. I’m simply explaining what’s already public information and will be further detailed in the registration statement in the proxy materials.

So, we think it’s likely that that occurs on a timely basis. It typically takes about four to five months to get that done. So, the timing that you should expect is roughly in the month of September we should be probably closing this transaction.

Again, there are no financing conditions and there are no regulatory approvals required. So it’s simply a matter of getting the unit holder vote. That’s the second item, is timing.

The third item is to the extent that you want more information, I would encourage you to do several things, number one, please read and understand the information that we’ve sent out. And if you have questions about that, ask your supervisor.

We have posted or are in the process of posting a frequently asked questions letter and an employee letter. So, a lot of the questions that you might have will be answered in that FAQ. If not, then send us an e-mail, and we’d be happy to explain any aspect of the transaction that you want.

And finally, for your colleagues that weren’t on the call or those that maybe were distracted for the last 30 minutes, there will be a replay of this call and available on the intranet tomorrow. Check the intranet for updates. We’ll try to keep you posted as things go along. There will be additional employee communications but probably not anything in the next 45 days other than to say that we’ve closed the upstairs transaction, if you will, and to keep you posted and informed about what’s going on.

We do not expect to immediately move into any type of integration plan and that wouldn’t happen until we get much closer to the ultimate merger of the two underlying partnerships. And let me stress that point that I think all three of our executives made and that is, we are obligated under SEC rules to operate our business separately and independently through this interim process, so we encourage you to continue to do what you do. It’s business as normal, business as usual here at Crestwood.

Until we get much later in the process, we won’t even begin to think about how we integrate these organizations but when we do, we will do it in a very classic fashion. We will have an integration team, that integration team will include not only executives but lower level employees throughout the entire organization.

That integration team will combine with a similarly designated team from Inergy. We will have team meetings, we will lay out an integration plan with a timeline with specific steps and we’ll get it done very efficiently, just like we have with every other acquisition that we’ve made over the last few years.

We’re not set up for Q&A, so again, I would encourage you to check the FAQ that’s been posted or will come out and once you do that if you have additional questions, please feel free to talk to your supervisor or send questions to us here in Houston.

With that, I’d like to close the employee call by saying once again, as is always the case in a great successful opportunity like this, we could not have done this without all of your help. Each person in the organization has had some role to play and some contribution to make to the success of Crestwood to get us to the point to have the opportunity to be a part of this great company going forward.

I thank you all personally for everything that you’ve done. I hope to have a chance to meet with you personally over the next few months as we talk more about the company going forward and I thank all of you for your contribution and hope that you’re as excited about this as we are.

And with that, Operator, we’ll close the call. And thank you and everybody else at Joele Frank for the work that you’ve done over the last several days getting us ready for that. Thank you.

Operator:	Thank you for participating in the Crestwood Partners Employee forum. You may now disconnect.

END